================================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934*

                           --------------------------

                        Suburban Lodges of America, Inc.
                                (Name of Issuer)

                           --------------------------

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                           --------------------------

                                    864444104
                                 (CUSIP Number)

                           --------------------------

                          INTOWN HOLDING COMPANY L.L.C.
                             ATTN: DAVID M. VICKERS
                               2102 PIEDMONT ROAD
                             ATLANTA, GEORGIA 30324
                                 (404) 875-7910

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                           --------------------------
                                   Copies to:

         ALAN J. PRINCE, ESQ.                   KEVIN J. GREHAN, ESQ.
         KING & SPALDING                        CRAVATH, SWAINE & MOORE
         191 PEACHTREE STREET                   WORLDWIDE PLAZA
         ATLANTA, GEORGIA  30303                825 EIGHTH AVENUE
         (404) 572-4600                         NEW YORK, NEW YORK  10019
                                                  (212) 474-1000

                           --------------------------

                                JANUARY 29, 2002
             (Date of Event Which Requires Filing of this Statement)

================================================================================

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No. 864444104
-------- -----------------------------------------------------------------------
  (1)    NAME OF REPORTING PERSON
         -----------------------------------------------------------------------
         INTOWN HOLDING COMPANY L.L.C.
-------- -----------------------------------------------------------------------
  (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                  (a) (  )
                  (b) (x)
-------- -----------------------------------------------------------------------
  (3)    SEC USE ONLY
-------- -----------------------------------------------------------------------
  (4)    SOURCE OF FUNDS
         BK
-------- -----------------------------------------------------------------------
  (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                          (  )
-------- -----------------------------------------------------------------------
  (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
         GEORGIA
--------------------------- -------- -------------------------------------------
                              (7)    SOLE VOTING POWER
        NUMBER OF                    NONE
   SHARES BENEFICIALLY      -------- -------------------------------------------
         OWNED BY             (8)    SHARED VOTING POWER
           EACH                      3,456,572
        REPORTING           -------- -------------------------------------------
          PERSON              (9)    SOLE DISPOSITIVE POWER
           WITH                      NONE
--------------------------- -------- -------------------------------------------
                             (10)    SHARED DISPOSITIVE POWER
                                     NONE
-------- -----------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,456,572
-------- -----------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (  ) (See Instructions)
-------- -----------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         28.85%, based on the Issuer's representation that there were 11,979,260 shares of Issuer Common Stock issued and outstanding as of January 31, 2002
-------- -----------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON
         HC
-------- -----------------------------------------------------------------------

CUSIP No. 864444104
-------- -----------------------------------------------------------------------
  (1)    NAME OF REPORTING PERSON
         DAVID M. VICKERS
-------- -----------------------------------------------------------------------
  (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                  (a) (  )
                  (b) (x)

-------- -----------------------------------------------------------------------
  (3)    SEC USE ONLY
-------- -----------------------------------------------------------------------
  (4)    SOURCE OF FUNDS
         OO
-------- -----------------------------------------------------------------------
  (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                          (  )
-------- -----------------------------------------------------------------------
  (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
-------- -----------------------------------------------------------------------
                              (7)    SOLE VOTING POWER
        NUMBER OF                    NONE
   SHARES BENEFICIALLY      -------- -------------------------------------------
         OWNED BY             (8)    SHARED VOTING POWER
           EACH                      3,456,572
        REPORTING           -------- -------------------------------------------
          PERSON              (9)    SOLE DISPOSITIVE POWER
           WITH                      NONE
--------------------------- -------- -------------------------------------------
                             (10)    SHARED DISPOSITIVE POWER
                                     NONE
-------- -----------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,456,572
-------- -----------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (  ) (See Instructions)
-------- -----------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         28.85%, based on the Issuer's representation that there were 11,979,260 shares of Issuer Common Stock issued and outstanding as of January 31, 2002
-------- -----------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON
         IN
-------- -----------------------------------------------------------------------

CUSIP No. 864444104
-------- -----------------------------------------------------------------------
  (1)    NAME OF REPORTING PERSON
         CHERYL VICKERS
-------- -----------------------------------------------------------------------
  (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                  (a) (  )
                  (b) (x)]

-------- -----------------------------------------------------------------------
  (3)    SEC USE ONLY
-------- -----------------------------------------------------------------------
  (4)    SOURCE OF FUNDS
         OO
-------- -----------------------------------------------------------------------
  (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                          (  )
-------- -----------------------------------------------------------------------
  (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
-------- -----------------------------------------------------------------------
                              (7)    SOLE VOTING POWER
        NUMBER OF                    NONE
   SHARES BENEFICIALLY      -------- -------------------------------------------
         OWNED BY             (8)    SHARED VOTING POWER
           EACH                      3,456,572
        REPORTING           -------- -------------------------------------------
          PERSON              (9)    SOLE DISPOSITIVE POWER
           WITH                      NONE
--------------------------- -------- -------------------------------------------
                             (10)    SHARED DISPOSITIVE POWER
                                     NONE
-------- -----------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,456,572
-------- -----------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (  ) (See Instructions)
-------- -----------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         28.85%, based on the Issuer's representation that there were 11,979,260 shares of Issuer Common Stock issued and outstanding as of January 31, 2002
-------- -----------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON
         IN
-------- -----------------------------------------------------------------------

CUSIP No. 864444104
-------- -----------------------------------------------------------------------
  (1)    NAME OF REPORTING PERSON
         PROMETHEUS EXTENDED STAY L.L.C.
-------- -----------------------------------------------------------------------
  (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                  (a) (  )
                  (b) (x)
-------- -----------------------------------------------------------------------
  (3)    SEC USE ONLY
-------- -----------------------------------------------------------------------
  (4)    SOURCE OF FUNDS
         OO
-------- -----------------------------------------------------------------------
  (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                          (  )
-------- -----------------------------------------------------------------------
  (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
--------------------------- -------- -------------------------------------------
                              (7)    SOLE VOTING POWER
        NUMBER OF                    NONE
   SHARES BENEFICIALLY      -------- -------------------------------------------
         OWNED BY             (8)    SHARED VOTING POWER
           EACH                      3,456,572
        REPORTING           -------- -------------------------------------------
          PERSON              (9)    SOLE DISPOSITIVE POWER
           WITH                      NONE
--------------------------- -------- -------------------------------------------
                             (10)    SHARED DISPOSITIVE POWER
                                     NONE
-------- -----------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,456,572
-------- -----------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (  ) (See Instructions)
-------- -----------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         28.85%, based on the Issuer's representation that there were 11,979,260 shares of Issuer Common Stock issued and outstanding as of January 31, 2002
-------- -----------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON
         OO
-------- -----------------------------------------------------------------------

CUSIP No. 864444104
-------- -----------------------------------------------------------------------
  (1)    NAME OF REPORTING PERSON
         LF STRATEGIC REALTY INVESTORS II L.P
-------- -----------------------------------------------------------------------
  (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                  (a) (  )
                  (b) (x)
-------- -----------------------------------------------------------------------
  (3)    SEC USE ONLY
-------- -----------------------------------------------------------------------
  (4)    SOURCE OF FUNDS
         OO
-------- -----------------------------------------------------------------------
  (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                          (  )
-------- -----------------------------------------------------------------------
  (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
--------------------------- -------- -------------------------------------------
                              (7)    SOLE VOTING POWER
        NUMBER OF                    NONE
SHARES BENEFICIALLY OWNED   -------- -------------------------------------------
            BY                (8)    SHARED VOTING POWER
           EACH                      3,456,572
        REPORTING           -------- -------------------------------------------
          PERSON              (9)    SOLE DISPOSITIVE POWER
           WITH                      NONE
--------------------------- -------- -------------------------------------------
                             (10)    SHARED DISPOSITIVE POWER
                                     NONE
-------- -----------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,456,572
-------- -----------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (  ) (See Instructions)
-------- -----------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         28.85%, based on the Issuer's representation that there were 11,979,260 shares of Issuer Common Stock issued and outstanding as of January 31, 2002
-------- -----------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON
         PN
-------- -----------------------------------------------------------------------

CUSIP No. 864444104
-------- -----------------------------------------------------------------------
  (1)    NAME OF REPORTING PERSON
         LFSRI II ALTERNATIVE PARTNERSHIP L.P.
-------- -----------------------------------------------------------------------
  (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                  (a) (  )
                  (b) (x)
-------- -----------------------------------------------------------------------
  (3)    SEC USE ONLY
-------- -----------------------------------------------------------------------
  (4)    SOURCE OF FUNDS
         OO
-------- -----------------------------------------------------------------------
  (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                          (  )
-------- -----------------------------------------------------------------------
  (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
--------------------------- -------- -------------------------------------------
                              (7)    SOLE VOTING POWER
        NUMBER OF                    NONE
SHARES BENEFICIALLY OWNED   -------- -------------------------------------------
            BY                (8)    SHARED VOTING POWER
           EACH                      3,456,572
        REPORTING           -------- -------------------------------------------
          PERSON              (9)    SOLE DISPOSITIVE POWER
           WITH                      NONE
--------------------------- -------- -------------------------------------------
                             (10)    SHARED DISPOSITIVE POWER
                                     NONE
--------------------------- -------- -------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,456,572
-------- -----------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (  ) (See Instructions)
-------- -----------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         28.85%, based on the Issuer's representation that there were 11,979,260 shares of Issuer Common Stock issued and outstanding as of January 31, 2002
-------- -----------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON
         PN
-------- -----------------------------------------------------------------------

CUSIP No. 864444104
-------- -----------------------------------------------------------------------
  (1)    NAME OF REPORTING PERSON
         LFSRI II - CADIM ALTERNATIVE PARTNERSHIP L.P.
-------- -----------------------------------------------------------------------
  (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                  (a) (  )
                  (b) (x)
-------- -----------------------------------------------------------------------
  (3)    SEC USE ONLY
-------- -----------------------------------------------------------------------
  (4)    SOURCE OF FUNDS
         OO
-------- -----------------------------------------------------------------------
  (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                          (  )
-------- -----------------------------------------------------------------------
  (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
--------------------------- -------- -------------------------------------------
                              (7)    SOLE VOTING POWER
        NUMBER OF                    NONE
SHARES BENEFICIALLY OWNED   -------- -------------------------------------------
            BY                (8)    SHARED VOTING POWER
           EACH                      3,456,572
        REPORTING           -------- -------------------------------------------
          PERSON              (9)    SOLE DISPOSITIVE POWER
           WITH                      NONE
--------------------------- -------- -------------------------------------------
                             (10)    SHARED DISPOSITIVE POWER
                                     NONE
--------------------------- -------- -------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,456,572
-------- -----------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (  ) (See Instructions)
-------- -----------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         28.85%, based on the Issuer's representation that there were 11,979,260 shares of Issuer Common Stock issued and outstanding as of January 31, 2002
-------- -----------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON
         PN
-------- -----------------------------------------------------------------------

CUSIP No. 864444104
-------- -----------------------------------------------------------------------
  (1)    NAME OF REPORTING PERSON
         LAZARD FRERES REAL ESTATE INVESTORS L.L.C.
-------- -----------------------------------------------------------------------
  (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                  (a) (  )
                  (b) (x)
-------- -----------------------------------------------------------------------
  (3)    SEC USE ONLY
-------- -----------------------------------------------------------------------
  (4)    SOURCE OF FUNDS
         OO
-------- -----------------------------------------------------------------------
  (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                          (  )
-------- -----------------------------------------------------------------------
  (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
         NEW YORK
--------------------------- -------- -------------------------------------------
                              (7)    SOLE VOTING POWER
        NUMBER OF                    NONE
SHARES BENEFICIALLY OWNED   -------- -------------------------------------------
            BY                (8)    SHARED VOTING POWER
           EACH                      3,456,572
        REPORTING           -------- -------------------------------------------
          PERSON              (9)    SOLE DISPOSITIVE POWER
           WITH                      NONE
--------------------------- -------- -------------------------------------------
                             (10)    SHARED DISPOSITIVE POWER
                                     NONE
--------------------------- -------- -------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,456,572
-------- -----------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (  ) (See Instructions)
-------- -----------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         28.85%, based on the Issuer's representation that there were 11,979,260 shares of Issuer Common Stock issued and outstanding as of January 31, 2002
-------- -----------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON
         OO
-------- -----------------------------------------------------------------------

CUSIP No. 864444104
-------- -----------------------------------------------------------------------
  (1)    NAME OF REPORTING PERSON
         LAZARD FRERES & CO. LLC
-------- -----------------------------------------------------------------------
  (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                  (a) (  )
                  (b) (x)
-------- -----------------------------------------------------------------------
  (3)    SEC USE ONLY
-------- -----------------------------------------------------------------------
  (4)    SOURCE OF FUNDS
         OO
-------- -----------------------------------------------------------------------
  (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                          (  )
-------- -----------------------------------------------------------------------
  (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
         NEW YORK
------------------------   -------- -------------------------------------------
                             (7)    SOLE VOTING POWER
        NUMBER OF                   NONE
SHARES BENEFICIALLY OWNED  -------- -------------------------------------------
            BY               (8)    SHARED VOTING POWER
           EACH                     3,456,572
        REPORTING          -------- -------------------------------------------
          PERSON             (9)    SOLE DISPOSITIVE POWER
           WITH                     NONE
----------------------------------- --------------------------------------------
                            (10)    SHARED DISPOSITIVE POWER
                                    NONE
--------------------------- -------- -------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,456,572
-------- -----------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (  ) (See Instructions)
-------- -----------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         28.85%, based on the Issuer's representation that there were 11,979,260 shares of Issuer Common Stock issued and outstanding as of January 31, 2002
-------- -----------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON
         OO
-------- -----------------------------------------------------------------------

         Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons (as defined below) that they are beneficial owners of any of the common stock of Suburban Lodges of America, Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1.           SECURITY AND ISSUER

         This Statement on Schedule 13D relates to the common stock, par value $0.01 per share (the "Issuer Common Stock"), of Suburban Lodges of America, Inc., a Georgia corporation (the "Issuer"). The principal executive offices of the Issuer are located at 300 Galleria Parkway, Suite 1200, Atlanta, Georgia 30339.

ITEM 2.           IDENTITY AND BACKGROUND

         (a) This Statement is filed by InTown Holding Company L.L.C., a Georgia limited liability company ("Holding"); David M. Vickers ("DV"); Cheryl Vickers ("CV"); Prometheus Extended Stay, L.L.C., a Delaware limited liability company ("Prometheus"); LF Strategic Realty Investors II L.P., a Delaware limited partnership ("LFSRI II"); LFSRI II Alternative Partnership L.P., a Delaware limited partnership ("LFSRI II AP"); LFSRI II - CADIM Alternative Partnership L.P., a Delaware limited partnership ("LFSRI II CADIM"); Lazard Freres Real Estate Investors L.L.C., a New York limited liability company ("LFREI"); and Lazard Freres & Co. LLC, a New York limited liability company ("LF & Co."), (together, Holding, DV, CV, Prometheus, LFSRI II, LFSRI II AP, LFSRI II CADIM, LFREI, and L&F Co. are the Reporting Persons ("Reporting Persons")).

         (b) The principal business addresses of Holding, DV, and CV are 2102 Piedmont Road, Atlanta, Georgia 30324. The principal business address of LF & Co. is 30 Rockefeller Plaza, New York, New York 10020. The principal business addresses of Prometheus, LFSRI II, LFSRI II AP, LFSRI II - CADIM, and LFREI are c/o Lazard Freres Real Estate Investors L.L.C, 30 Rockefeller Plaza, New York, New York 10020.

         (c) and (f) Holding is a Georgia limited liability company formed to acquire all of the equity interests of InTown Suites Management, Inc., a Georgia corporation and wholly owned subsidiary of Holding ("InTown"). InTown develops, owns and manages extended-stay hotels throughout the United States. All of the equity interests of Holding are owned, beneficially and of record, by DV, CV and Prometheus. The name, business address, citizenship and principal occupation or employment of the members of the membership committee of Holding are set forth on Schedule I hereto and are incorporated by reference herein.

         DV is a party to the Amended and Restated Limited Liability Company Agreement of Holding dated as of November 13, 1998, as amended, among Prometheus, DV, CV and InTown Suites Partners, Inc. (Intown Suites Partners, Inc. has subsequently withdrawn) (the "LLC Agreement"). DV directly owns 19.8% of the Membership Units of Holding, is the Managing Member of Holding and is the Chief Executive Officer and a director of InTown, his principal occupation. DV is a United States citizen.

         CV is a party to the LLC Agreement, directly owns 1.1% of the Membership Units of Holding and is Chief Operating Officer and a director of InTown, her principal occupation. CV is a United States citizen.

         Prometheus is a special purpose investment vehicle formed to acquire and hold Membership Units of Holding. Prometheus is a party to the LLC Agreement and directly owns 79.1% of the Membership Units of Holding.

         LFSRI II, LFSRI II CADIM and LFSRI II AP (collectively, "the Funds") are investment partnerships formed to invest in companies active in the real estate industry. The Funds are, together, indirect holders of 100% of the membership interests in Prometheus.

         The Funds hold their indirect interest in Prometheus through LFSRI II SPV E.S. Corp., a Delaware corporation wholly owned by the Funds (the "SPV"), and LFSRI II Extended Stay L.L.C., a Delaware limited liability company wholly owned by the Funds and the SPV ("Extended Stay"). Extended Stay is the sole member of Prometheus. Extended Stay and the SPV serve exclusively as vehicles for the Funds' holdings in Prometheus. The Funds, on behalf of the SPV and Extended Stay, disclaim any beneficial ownership such entities may be deemed to have of any of the Subject Shares (as defined below).

         LFREI is the general partner of each of the Funds. LFREI's activities consist principally of acting as general partner of several real estate investment partnerships that are affiliated with LF & Co. The name, business address, citizenship and principal occupation or employment of each of the executive officers of LFREI are set forth in Schedule II hereto and are incorporated by reference herein. LFREI's investment decisions must be approved by its investment committee. The name, business address, citizenship and principal occupation or employment of each of the members of the LFREI investment committee are also set forth on Schedule II hereto and are incorporated by reference herein.

         LF & Co. is the managing member of LFREI. LF & Co.'s activities consist principally of financial advisory services. On a day-to-day basis, LF & Co. is run by a management committee. The name, business address, citizenship and principal occupation or employment of each of the members of the management committee of LF & Co. are set forth in Schedule III hereto and are incorporated by reference herein.

         LF & Co. is wholly owned by Lazard LLC, a Delaware limited liability company ("LLLC"), and therefore LLLC may be viewed as controlling LF & Co. LLLC is a holding company. The Lazard Board of LLLC controls LLLC. The name, business address, citizenship and principal occupation or employment of the members of the Lazard Board of LLLC are set forth on Schedule IV hereto and are incorporated by reference herein. The principal business office of LLLC is 3711 Kennett Pike, Suite 120, P.O. Box 4649, Greenville, Delaware 19807-4649. LF & Co., on behalf of LLLC, disclaims any beneficial ownership LLLC may be deemed to have of any of the Subject Shares (as defined below).

         (d) and (e) During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedules I, II, III, or IV hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On January 29, 2002, Holding, InTown, InTown Sub, Inc., a Georgia corporation and wholly owned subsidiary of InTown ("Sub"), and the Issuer entered into the Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the Merger Agreement, Sub will merge with and into the Issuer (the "Merger"), with the Issuer continuing as the surviving corporation (the "Surviving Corporation") as a wholly owned subsidiary of InTown. In the Merger, each share of Issuer Common Stock will be converted into the right to receive $8.25 in cash, without interest, plus a proportionate non-transferable beneficial interest in a liquidating trust. Pursuant to the Merger Agreement, the Issuer has agreed not to declare or pay any dividends on, or make other distributions in respect of, its capital stock, except for purposes of distributing beneficial interests in a liquidating trust to be formed to hold certain assets not being acquired by InTown pursuant to the Merger Agreement. Consummation of the Merger is subject to certain closing conditions.

         To induce Intown to enter into the Merger Agreement, certain shareholders of the Issuer (collectively, the "Shareholders") entered into the Voting Agreement dated as of January 29, 2002 (the "Voting Agreement") between Intown and the Shareholders. The Shareholders own, beneficially and of record, an aggregate of 3,456,572 shares of Issuer Common Stock (the "Subject Shares") which represent 28.85% of the outstanding shares of Issuer Common Stock.

         Pursuant to the Voting Agreement, the Shareholders have agreed, among other things, to vote the Subject Shares in the following manner:

         (1) in favor of adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement;

         (2) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement or which would result in any of the conditions to the Merger Agreement not being fulfilled;

          (3) in favor of any other matter necessary for the consummation of the transactions contemplated by the Merger Agreement and considered and voted upon by the shareholders of the Issuer; and

          (4) against:

                  (a) any extraordinary corporate transaction (other than the Merger), such as a merger, consolidation, business combination, tender or exchange offer, reorganization, recapitalization, liquidation or other change of control involving the Issuer or any of its subsidiaries, including but not limited to any Acquisition Proposal (as defined in the Merger Agreement);

                   (b) any sale or transfer of a material amount of the assets or securities of the Issuer or any of its subsidiaries (other than with respect to the Merger Agreement); and

                   (c) any amendment of the Issuer's articles of incorporation and bylaws or other proposal or transaction involving the Issuer or any of the Issuer's subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify any provision of the Merger Agreement or the Merger or change in any manner the voting rights of any class of the Issuer's capital stock.

         By executing the Voting Agreement, each Shareholder also has irrevocably appointed InTown, or any designee of InTown, as his, her or its proxy and attorney-in-fact (the "Attorney"). The name of each Shareholder and the number of Subject Shares owned of record or beneficially by each Shareholder are set forth in the Voting Agreement, which is incorporated by reference in
Exhibit 3 hereto. In exercising its right to vote the Subject Shares as proxy and attorney-in-fact of the Shareholders, the Attorney's rights are limited to voting the Subject Shares in the manner indicated in the previous paragraph. The proxies granted in the Voting Agreement terminate upon termination of the Voting Agreement. The obligations of the Shareholders under the Voting Agreement are limited to the extent that such obligations conflict with certain fiduciary duties such Shareholders may have in their capacities as officers or directors of the Issuer. The Voting Agreement terminates upon the earlier of (1) the consummation of the Merger or (2) the termination of the Merger Agreement pursuant to Section 7.1 thereof.

         Pursuant to the Voting Agreement and by virtue of the LLC Agreement and the Membership Units in Holding held by Prometheus, DV and CV, the Reporting Persons may be deemed to be beneficial owners of the Subject Shares. Notwithstanding the foregoing, the Reporting Persons continue to disclaim any beneficial ownership in the Subject Shares.

         To fund the transactions contemplated by the Merger, InTown will, concurrently with the Merger, enter into a new term loan facility with iSTAR Financial Inc. and will amend an existing term loan facility with SouthTrust Bank. Each of the credit facilities will be secured by first-priority mortgages or deeds of trust on extended-stay hotel facilities, including facilities owned by the Issuer prior to the merger. While these new credit facilities will be consummated concurrently with the consummation of the Merger, the Merger itself is not conditioned upon the completion of these new credit facilities. These facilities are described in greater detail below.

         Concurrently with the consummation of the Merger, a wholly owned subsidiary of InTown will enter into a new term loan facility with iSTAR Financial Inc., to replace InTown's existing $75 million dollar revolving line of credit with Washington Mutual Bank. InTown will, on a full recourse basis, guarantee the iSTAR Loan. The iSTAR loan will be a 3-year term loan in the amount of $100 million. Interest will accrue on the iSTAR loan at a rate equal to the greater of 7.75% per annum or a variable rate equal to the sum of the one-month London Interbank Offered Rate plus 4.5%.

         The iSTAR Loan will be secured by first-priority mortgages or deeds of trust on 42 extended stay hotels, 30 of which are existing InTown Suites hotels owned by subsidiaries of InTown, and 12 of which are currently Suburban Lodge extended stay hotels owned by subsidiaries of the Issuer. The iSTAR loan will also be secured by a first-priority security interest in all personal property and other assets of the borrower and its subsidiaries used in connection with the operation of the mortgaged hotels. The iSTAR loan will contain a number of customary affirmative covenants and will require InTown and its wholly owned subsidiary to meet specified financial covenants.

         Concurrently with the consummation of the Merger, InTown also will enter into a modification of its existing $25 million revolving term loan line of credit facility with SouthTrust Bank, which will increase the total loan amount under this facility to $50 million. The modified SouthTrust loan will consist of a three-year revolving commitment to provide individual term loans, each with a maturity date three years from the date of the funding, up to an aggregate outstanding amount of $50 million. Interest will accrue on borrowings under the modified SouthTrust loan at a rate equal to the 90-day London Interbank Offered Rate plus 3.25%, with a 6.25% minimum. The modified SouthTrust loan will be secured by first-priority mortgages or deeds of trust on 19 extended stay hotels, 5 of which are existing InTown Suites hotels owned by subsidiaries of InTown and which are currently encumbered by InTown's existing loan with SouthTrust, and 14 of which are currently Suburban Lodge hotels owned by subsidiaries of the Issuer which will be newly pledged to SouthTrust. The subsidiaries encumbered by the modified SouthTrust loan will each guarantee the modified SouthTrust loan, to the extent of the amount of the modified SouthTrust loan allocated to its respective mortgaged property. The modified SouthTrust loan also will be secured by a first-priority security interest in all personal property and other assets of InTown and the encumbered subsidiaries used in connection with the operation of the mortgaged properties. The modified SouthTrust loan will contain a number of customary affirmative covenants. In addition, InTown, the encumbered subsidiaries and Holding will be required to meet specified financial covenants.

         The descriptions of the Merger Agreement and the Voting Agreement contained herein are qualified in their entirety by reference to such agreements, which are incorporated by reference hereto as Exhibits 2 and 3, respectively.

ITEM 4.           PURPOSE OF TRANSACTION

         (a)-(b) Holding and, indirectly, the other Reporting Persons entered into the Merger Agreement and the Voting Agreement to acquire control of the Issuer. Upon completion of the Merger, Issuer will become a wholly owned subsidiary of InTown.

         The Voting Agreement was entered into as a condition to the willingness of InTown to enter into the Merger Agreement and to increase the likelihood that the approval of the Issuer's shareholders required in connection with the Merger will be obtained. See the response to Item 3 for a more complete description of the Merger.

         (c) Not applicable.

         (d) Upon consummation of the Merger, the directors of Sub immediately prior to the consummation of the Merger shall be the directors of the Surviving Corporation, until their resignation or removal or until their respective successors are duly elected and qualified. Upon consummation of the Merger, the officers of Sub immediately prior to the consummation of the Merger shall be the officers of the Surviving Corporation, until their resignation or removal or until their respective successors are duly appointed.

         (e) Other than pursuant to the Merger Agreement and as a result of the Merger described in Item 3 above, not applicable.

         (f) Not applicable.

         (g) Upon consummation of the Merger, the Articles of Incorporation of the Issuer shall be the Articles of Incorporation of the Surviving Corporation, until thereafter altered, amended or repealed. Upon consummation of the Merger, the Bylaws of the Issuer shall be the Bylaws of the Surviving Corporation, until thereafter altered, amended or repealed.

         (h)-(i) Upon consummation of the Merger, the Issuer Common Stock will be delisted from The Nasdaq Stock Market Inc. and will become eligible for termination of registration pursuant to Rule 12(g)(4) promulgated under the Exchange Act.

         (j) Other than as described above, the Reporting Persons currently have no plans or proposals that relate to, or may result in, any of the matters listed in Items 4(a)-(i) of Schedule 13D (although the Reporting Persons reserve the right to develop such plans).

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         (a)-(b) As a result of the Voting Agreement and the ownership by Holding of 100% of the outstanding shares of InTown, Holding may be deemed to share the power to vote or to direct the vote of the Subject Shares. As a result of the Voting Agreement, the LLC Agreement and their ownership of Membership Units of Holding, DV, CV and Prometheus may be deemed to share the power to vote or to direct the vote of the Subject Shares. By reason of their status as indirect owners of Prometheus, the Funds are reported as each sharing with Prometheus the power to vote or to direct the vote of the Subject Shares. By reason of LFREI's control of the Funds and LF & Co.'s control of LFREI, LFREI and LF & Co. also are reported as sharing the power to vote or to direct the vote of such shares.

         Notwithstanding the foregoing, the Reporting Persons continue to disclaim any beneficial ownership of any of the shares of Common Stock reported in this Statement. The Subject Shares consist of approximately 28.85% of the issued and outstanding shares of Issuer Common Stock, based on the Issuer's representation that there were 11,979,260 shares of Issuer Common Stock issued and outstanding as of January 31, 2002.

          (c) Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in Schedules I through IV hereto, has effected any transaction in the Issuer Common Stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Other than as described in Items 3, 4 and 5 and the agreements incorporated herein by reference and set forth as exhibits hereto, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS

         The following documents are filed as exhibits:

      EXHIBIT                         EXHIBIT NAME
      NUMBER                          ------------
      -------

         1.       Joint Filing Agreement.

         2. Agreement and Plan of Merger dated as of January 29, 2002, among InTown Holding Company, LLC, InTown Suites Management,
                  Inc., a Georgia corporation, InTown Sub, Inc., a Georgia corporation and a wholly owned subsidiary of InTown Suites
                  Management, Inc., and Suburban Lodges of America, Inc., a
                  Georgia corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Suburban Lodges of America, Inc., on January 30, 2002).

         3.       Voting Agreement dated as of January 29, 2002, among InTown
                  Suites Management, Inc., a Georgia corporation, and certain shareholders of Suburban Lodges of America, Inc., a Georgia corporation (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Suburban Lodges of
                  America, Inc., on January 30, 2002).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.







                                 INTOWN HOLDING COMPANY LLC

                                               by     /s/ David M. Vickers
                                                 -------------------------------
                                                  David M. Vickers
                                                  Managing Member


                                    /s/ David M. Vickers
                                 -----------------------------------------------
                                 DAVID M. VICKERS



                                    /s/ Cheryl Vickers
                                 -----------------------------------------------
                                 CHERYL VICKERS



                                 PROMETHEUS EXTENDED STAY L.L.C.

                                     By  LFSRI II Extended Stay L.L.C.,
                                            its managing member,

                                               by  LFSRI II SPV E.S. Corp.,
                                                   its general partner,

                                                   by  /s/ Mark S. Ticotin
                                                     ---------------------------
                                                      Name:  Mark S. Ticotin
                                                      Title:  Vice President


                                 LF STRATEGIC REALTY INVESTORS II L.P.

                                     By  Lazard Freres Real Estate Investors
                                            L.L.C., its general partner,

                                                   by  /s/ Mark S. Ticotin
                                                     ---------------------------
                                                      Name:  Mark S. Ticotin
                                                      Title:  Managing Principal

                                 LFSRI II ALTERNATIVE PARTNERSHIP L.P.

                                     By  Lazard Freres Real Estate Investors
                                            L.L.C., its general partner,

                                                   by  /s/ Mark S. Ticotin
                                                     ---------------------------
                                                      Name: Mark S. Ticotin
                                                      Title:  Managing Principal


                                 LFSRI II-CADIM ALTERNATIVE PARTNERSHIP L.P.

                                     By  Lazard Freres Real Estate Investors
                                            L.L.C., its general partner,

                                                   by  /s/ Mark S. Ticotin
                                                     ---------------------------
                                                      Name:  Mark S. Ticotin
                                                      Title:  Managing Principal


                                 LAZARD FRERES REAL ESTATE INVESTORS L.L.C.

                                                   by   /s/ Mark S. Ticotin
                                                     ---------------------------
                                                      Name:  Mark S. Ticotin
                                                      Title:  Managing Principal


                                 LAZARD FRERES & CO. LLC

                                                   by   /s/ Scott D. Hoffman
                                                     ---------------------------
                                                      Name:  Scott D. Hoffman
                                                      Title:  Managing Director


Dated:  February 8, 2002

                                                                      SCHEDULE I




              Membership Committee of InTown Holding Company L.L.C.

                  Set forth below are the members of the Membership Committee of InTown Holding Company LLC, their business address, principal occupation and citizenship:

                                Principal Occupation
Name                            and  Business Address                              Citizenship
----                            ---------------------                              -----------
David M. Vickers                Managing Member                                    USA
                                InTown Holding Company L.L.C.
                                Chief Executive Officer
                                InTown Suites Management, Inc.
                                2102 Piedmont Road
                                Atlanta, Georgia  30324

Cheryl Vickers                  Chief Operating Officer                            USA
                                InTown Suites Management, Inc.
                                2102 Piedmont Road
                                Atlanta, Georgia  30324

John A. Moore                   Managing Principal and Chief Financial Officer     USA
                                Lazard Freres Real Estate Investors L.L.C.
                                30 Rockefeller Plaza
                                New York, New York  10020

Mark S. Ticotin                 Managing Principal                                 USA
                                Lazard Freres Real Estate Investors L.L.C.
                                30 Rockefeller Plaza
                                New York, New York  10020

                                                                     SCHEDULE II



                         Executive Officers and Members
                           of the Investment Committee
                  of Lazard Freres Real Estate Investors L.L.C.



                  The following is a list of the executive officers and of the members of the investment committee of Lazard Freres Real Estate Investors L.L.C. on the date hereof, setting forth the present and principal occupation and citizenship for each such person and the corporation or other organization in which such employment is conducted. The business address of each such person is 30 Rockefeller Plaza, New York, NY 10020. Except as otherwise indicated, each such person is a citizen of the United States.

                                           LFREI Executive Officers
                                           ------------------------
Robert C. Larson                           Chairman and Managing Principal of LFREI and Managing Director
                                           of Lazard Freres & Co. LLC

Matthew J. Lustig                          Managing Principal of LFREI and Managing Director of Lazard
                                           Freres & Co. LLC

John A. Moore                              Managing Principal and Chief Financial Officer of LFREI

Mark S. Ticotin                            Managing Principal of LFREI

Gary Ickowicz                              Principal of LFREI

Marjorie L. Reifenberg                     Principal, General Counsel and Secretary of LFREI

Douglas N. Wells                           Principal of LFREI
(Citizen of Canada)

Andrew E. Zobler                           Principal of LFREI

Henry C. Herms                             Controller of LFREI
                                           LFREI Investment Committee

Albert H. Garner                           Managing Director, Lazard Freres & Co. LLC

Steven J. Golub                            Managing Director, Lazard Freres & Co. LLC

Jonathan H. Kagan                          Managing Director, Lazard Freres & Co. LLC

Robert C. Larson                           Chairman and Managing Principal of LFREI and Managing Director
                                           of Lazard Freres & Co. LLC

Matthew J. Lustig                          Managing Principal of LFREI and Managing Director of Lazard
                                           Freres & Co. LLC

James A. Paduano                           Managing Director, Lazard Freres & Co. LLC

Mark S. Ticotin                            Managing Principal of LFREI

Ali E. Wambold                             Managing Director, Lazard Freres & Co. LLC

                                                                    SCHEDULE III

         Members of the Management Committee of Lazard Freres & Co. LLC

                  Set forth below are the names of each of the members of the management committee of Lazard Freres & Co. LLC. Except as otherwise indicated, the principal occupation of each such person is managing director of Lazard Freres & Co. LLC, the business address of each such person is 30 Rockefeller Plaza, New York, New York 10020 and each person is a citizen of the United States.

                                                  Principal Occupation
       Name                                (if other than as indicated above)
       ----                                ----------------------------------
       Michael J. Castellano
       Norman Eig
       Steven J. Golub
       Scott D. Hoffman
       Kenneth M. Jacobs            Deputy Chairman of Lazard; and Managing
                                    Director and Head of House of Lazard
                                    Freres & Co. LLC
       Gary S. Shedlin
       David L. Tashjian

                                                                     SCHEDULE IV

                           Lazard Board of Lazard LLC

                  Set forth below are the members of the Lazard Board of Lazard LLC, their business address, principal occupation and citizenship:


                                Principal Occupation
Name                            and  Business Address                              Citizenship
----                            ---------------------                              -----------
Marcus Agius                    Deputy Chairman of Lazard; and Chairman and        United Kingdom
                                Managing Director
                                of Lazard Brothers & Co., Limited
                                Lazard Brothers & Co., Limited
                                21 Moorfields
                                London EC2P 2HT
                                United Kingdom

Antoine Bernheim                Investor                                           France
                                Chairman of Assicurazioni Generali S.p.A.
                                Lazard Freres S.A.S.
                                121 Boulevard Haussmann
                                75382 Paris Cedex 08 France

Gerardo Braggiotti              Deputy Chairman of Lazard; Managing Director of    Italy
                                Lazard Freres S.A.S.,
                                Lazard Freres & Co. LLC and
                                Lazard Brothers & Co., Limited;
                                Vice Chairman of Lazard AB Stockholm
                                and Lazard & C. Srl; Member of Super-
                                visory Board of Lazard & Co. GmbH;
                                and Chairman of Lazard Asesores
                                Financieras S.A.
                                Lazard Freres S.A.S.
                                121 Boulevard Haussmann
                                75382 Paris Cedex 08 France

Michel A. David-Weill           Chairman of Lazard and Chairman of the             France
                                Lazard Board of Lazard LLC
                                Lazard Freres & Co. LLC
                                30 Rockefeller Plaza
                                New York, NY  10020, USA

Jean Guyot                      Investor                                           France
                                Lazard Freres S.A.S.
                                121 Boulevard Haussmann
                                75382 Paris Cedex 08 France

Kenneth M. Jacobs               Deputy Chairman of Lazard; and Managing Director   USA
                                and Head of House of Lazard Freres & Co. LLC
                                Lazard Freres & Co.
                                30 Rockefeller Plaza
                                New York, NY  10020, USA

                                Principal Occupation
Name                            and  Business Address                              Citizenship
----                            ---------------------                              -----------
Alain Merieux                   President Directeur General (CEO)                  France
                                BioMerieux S.A. and BioMerieux Alliance
                                69280 Marcy L'Etoile
                                France

Didier Pfeiffer                 President du Conseil de Surveillance               France
                                Fonds de Garantie des Assurances
                                de Personnes
                                30-32 rue de Taitbout
                                75311 Paris Cedex 09
                                France

Bruno M. Roger                  Chairman and Head of House of Lazard Freres        France
                                S.A.S.
                                Lazard Freres S.A.S.
                                121 Boulevard Haussmann
                                75382 Paris Cedex 08 France

Francois Voss                   Managing Director of Lazard Freres S.A.S.          France
                                Lazard Freres S.A.S.
                                121 Boulevard Haussmann
                                75382 Paris Cedex 08 France

Bruce Wasserstein               Head of Lazard and Chief Executive Officer of      USA
                                Lazard LLC and Chairman of the Executive
                                Committee of Lazard Strategic Coordination
                                Company LLC
                                Lazard Freres & Co. LLC
                                30 Rockefeller Plaza
                                New York, NY 10020, USA

                                  EXHIBIT INDEX


      EXHIBIT
       NUMBER                       EXHIBIT NAME
      -------                       ------------

         1.       Joint Filing Agreement.

         2. Agreement and Plan of Merger dated as of January 29, 2002, among InTown Holding Company, LLC InTown Suites Management,
                  Inc., a Georgia corporation, InTown Sub, Inc., a Georgia corporation and a wholly owned subsidiary of InTown Suites
                  Management, Inc., and Suburban Lodges of America, Inc., a
                  Georgia corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Suburban Lodges of America, Inc., on January 30, 2002).

         3.       Voting Agreement dated as of January 29, 2002, among InTown
                  Suites Management, Inc., a Georgia corporation, and certain shareholders of Suburban Lodges of America, Inc., a Georgia corporation(incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Suburban Lodges of
                  America, Inc., on January 30, 2002).